April 20, 2007

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Ally, Inc.

Registration Statement on Form SB-2

Amendment No. 3 filed April 9, 2007

File No. 333-138025

Dear Ms. Hayes:

We have reviewed your April 17, 2007 comment letter (the “Comment Letter”) regarding Amendment No. 3 to the Form SB-2 (the “SB-2”) of Digital Ally, Inc. (the “Registrant”) filed on April 9, 2007. On behalf of the Registrant, we submit this response letter along with Amendment No. 4 to the SB-2. The SB-2 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.

FORM SB-2

Financial Statements

Statements of Stockholder’s Equity

1.	The ending balances presented in these statements do not appear to agree with the same balances presented on the face of the Balance Sheets. For example, the Common Stock Amount of $9,436,766, the Additional Paid-In Capital amount of nil and the Accumulated Deficit of nil do not agree. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the Statements of Stockholder’s Equity on page F-4 in accordance with the Staff’s instructions.

Notes to Financial Statements. Page F-5

Note 8. Stock Based Compensation. Pages F-15 F-21

2.	We acknowledge your revised disclosures that clarify the number of warrants granted during the periods presented and their weighted average exercise prices. However, it is unclear from your current disclosures what amount was allocated to the common stock purchase warrants issued as part of the units placed and the significant assumptions underlying that valuation and we are reissuing our prior comment eight in its entirety.

April 20, 2007

In response to the Staff’s comment, the Company has revised the disclosure in Note 8 of the Financial Statements on page F-14 in accordance with the Staff’s instructions. The Company has added disclosure stating that the fair value of the warrants was $69,528 ($0.29 per warrant). The Company determined the fair value of the warrants by utilizing the Black –Scholes model. The significant assumptions used in the Black-Scholes model are as follows: expected term of the warrants – 2 years, expected volatility - 51%, expected dividends – none, risk free interest rate - 4.94% and expected forfeitures – 0%.

Sincerely,

/s/ Christian J. Hoffmann, III

cc:	Stan Ross

Jeff Bakalar